UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IShares, Inc. - MSCI Pacific Ex-Japan Index Fund
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

464286665
(CUSIP Number)

31 December 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[ ]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

CUSIP NO.    464286665

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) F&C Asset Management plc
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 5,084,983
6 Shared Voting Power 0
7 Sole Dispositive Power 5,084,983
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,084,983
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.18%
12	Type of Reporting Person (See Instructions) IA, CO, FI

CUSIP NO.    464286665

Item 1.

(a)	Name of Issuer
IShares, Inc. – MSCI Pacific Ex-Japan Index Fund
(b)	Address of Issuer’s Principal Executive Offices
400 Howard Street, San Francisco, CA 94105

Item 2.

(a)	Name of Person Filing
F&C Asset Management plc
(b)	Address of Principal Business Office or, if none, Residence
80 George Street, Edinburgh EH2 3BU, United Kingdom
(c)	Citizenship
F&C Asset Management plc is a corporation organised under the laws of the United Kingdom
(d)	Title of Class of Securities
Common Stock, par value $0.001(“Common Stock”)
(e)	CUSIP Number
464286665

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[X]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: FSA-regulated asset management company.

CUSIP NO.    464286665

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
5,084,983
(b)	Percent of Class
5.18%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
5,084,983
(ii) shared power to vote or to direct the vote
0
(iii) sole power to dispose or to direct the disposition of
5,084,983
(iv) shared power to dispose or to direct the disposition of
0

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Dividends received from, and proceeds from the sale of Common Stock, if any, by F&C Asset Management plc are allocated by F&C Asset Management plc to the applicable accounts of its clients and are distributed or retained in accordance with F&C Asset Management plc’s investment management agreements with those clients.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP NO.    464286665

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an FSA-regulated asset management company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

11 February 2010
Date
F&C ASSET MANAGEMENT PLC
By:	/s/ Marrack Tonkin
Signature
Marrack Tonkin, Company Secretary
Name/Title